SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 01, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated May 03, 2007 and titled: Nokia empowers consumers in emerging markets to stay connected

2.	Nokia Press Release dated May 03, 2007 and titled: Nokia answers needs of entry market with innovative sharing features

3.	Nokia Press Release dated May 03, 2007 and titled: Contemporary design and functionality meet affordability

4.	Nokia Press Release dated May 03, 2007 and titled: New Nokia phones create the right image

5.	Nokia Press Release dated May 03, 2007 and titled: Elegant style and ergonomic design combine to make an impression in the entry market

6.

Nokia Press Release dated May 03, 2007 and titled: Leading telecommunications vendors and operators join forces to foster the realisation of next generation mobile broadband networks based on 3GPP LTE/SAE standards

7.	Nokia Press Release dated May 07, 2007 and titled: Forum Nokia introduces Series 40 platform 5th Edition for mobile application developers

8.	Nokia Press Release dated May 08, 2007 and titled: Business mobility: the new competitive mandate, according to global survey

9.	Nokia Press Release dated May 09, 2007 and titled: Project 95 - Explore China with Nokia Nseries

10.	Nokia Press Release dated May 09, 2007 and titled: Nokia and Tampere University of Technology to tighten their collaboration

11.	Nokia Press Release dated May 09. 2007 and titled: Exercises with stock options of Nokia Corporation

12.	Nokia Press Release dated May 10, 2007 and titled: Nokia becomes the first phone maker to add energy saving alerts to mobiles

13.	Nokia Press Release dated May 11, 2007 and titled: Nokia and China Postel deepen strategic ties

14.	Nokia Press Release dated May 18, 2007 and titled: Mobile connectivity goes back to basics

15.	Nokia Press Release dated May 21, 2007 and titled: Changes in company’s own shares

16.	Nokia Press Release dated May 22, 2007 and titled: Nokia showcases Nokia Intellisync Call Connect for Cisco business voice solution on new dual-mode Nokia E65 and Nokia E61i business devices

17.	Nokia Press Release dated May 24, 2007 and titled: Nokia responds to Qualcomm lawsuit in Wisconsin, files its first patent counter assertions and seeks injunction

18.	Nokia Press Release dated May 25, 2007 and titled: WidSets reaches 1 million registered users

19.	Nokia Press Release dated May 28, 2007 and titled: Nokia and Tsinghua University announce new research framework

20.	Nokia Press Release dated May 28, 2007 and titled: Nokia leads mobile Internet innovation

21.	Nokia Press Release dated May 28, 2007 and titled: Nokia and Nokia Siemens Networks prepare for growth of telecommunications in Africa at CTO Roundtable

22.	Nokia Press Release dated May 31, 2007 and titled: Nokia 8600 Luna: A definitive design statement with a touch of glass

23.	Nokia Press Release dated May 31, 2007 and titled: An artful fusion of materials and technology define new mid-range handsets

PRESS RELEASE

May 03, 2007

Nokia empowers consumers in emerging markets to stay connected

Seven new products tailored to emerging markets launched in New Delhi, India

Espoo, Finland - Nokia reinforced its preeminent position in emerging markets today with the launch of seven new products that provide functions and features specifically designed for consumers in these markets. The event, held in New Delhi, India underscores Nokia’s commitment to consumers in emerging markets.

“India is very important to Nokia and to the global mobile communications industry as a whole,” says Soren Petersen, Senior Vice President, Mobile Phones, Nokia. “One of the fastest growing markets in the world, India is also home to several Nokia facilities, including R&D and manufacturing.  We’re very proud to be part of their growth.”

The new products announced today include:

• Nokia 1200 and Nokia 1208: Utilizing new industry-leading phone-sharing and call-tracking technology, these two new products are aimed at the first-time mobile phone consumer worldwide;

• Nokia 1650 and Nokia 2660: Contemporary phones that combine functionality with attractive design;

• Nokia 2505: The latest phone for entry CDMA markets in Asia/Pacific, Middle East, Africa, China and Latin America;

• Nokia 2630 and 2760: Fashionably-designed phones that convey style and status, combined with Nokia’s easy-to-use feature set.

“Innovative phone-sharing technology, contemporary design and easy-to-use features combine in these new products to empower consumers in entry markets,” said Petersen. “As the clear market leader, with more than one-third of global market share, Nokia works to understand the needs and aspirations of consumers. We put this understanding into practice by developing products and applications that are relevant, easy-to-use and simple to understand, which is especially important for first-time users in emerging markets around the world.”

The new products will be available in the second and third quarter of 2007 in select markets.  Estimated retail prices, before applicable taxes and subsidies range from 35 to 90 EUR.

Please find more materials, including press releases, product photography and product specifications at www.nokia.com/press/entrylaunch and www.nokia.com/press/photos.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 03, 2007

Nokia answers needs of entry market with innovative sharing features

Two new phones offer call-time tracking, multi-phonebooks and more

Espoo, Finland - In emerging markets around the world, mobile phones are often shared among families and even entire villages. To meet the needs of these customers, many of whom are first-time buyers, Nokia today introduced two new mobile phones designed to meet the unique needs of a shared mobile device, the Nokia 1200 and Nokia 1208 phones. Both of these phones introduce the industry’s first call-time tracking application and multi-phonebooks to make phone sharing simpler and more efficient.

In order to help manage airtime costs, the call-time tracking feature allows consumers and village phone entrepreneurs to pre-set a time or cost limit on individual calls, automatically ending the call after the limit has been reached.

The easy-to-use multi-phonebook lets customers set up personal phonebooks unique to that user and save specific contacts to that user’s phonebook. The Nokia 1200 and Nokia 1208 each come with 5 available phonebooks, so it is possible for an entire family to share a phone, and for each of the family members to manage their own phonebook.

“The sharing of a mobile phone allows many consumers in entry markets to experience the benefits of mobility firsthand - an experience that might otherwise not be possible,” says Soren Petersen, Senior Vice President, Mobile Phones, Nokia.  “With the industry-first features found in the Nokia 1200 and 1208, Nokia continues to address the needs and aspirations of people in emerging markets by making its mobile phones accessible to more consumers and enabling positive community development.”

The Nokia 1200 and Nokia 1208 also come equipped with additional features tailored to entry markets such as one-touch flashlights, localized languages, a teaching mode that allows non-experienced users to quickly learn how to master the phone, while a seamless keypad also protects the phone from dust, another reality of rural mobile phone use.  The Nokia 1200 phone is offered with a monochrome screen, while the Nokia 1208 features a colour VGA screen.

The Nokia 1200 will be available in the second quarter of 2007 with an estimated retail price of 35 EUR before subsidies or taxes. The Nokia 1208 will be available in the third quarter of 2007 with estimated retail price of 40 EUR before subsidies or taxes.

Please find more materials, including press releases, product photography and product specifications at www.nokia.com/press/entrylaunch  and www.nokia.com/press/photos

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 03, 2007

Contemporary design and functionality meet affordability

Nokia 1650 and Nokia 2660 phones elevate the entry market to a new level

Espoo, Finland - Featuring contemporary metallic accents and strong feature sets, Nokia brings a compelling combination of form and function to the entry market with today’s announcement of the Nokia 1650 and Nokia 2660. Both of these entry-level devices are designed to give consumers more features and a higher level of design than would be expected from such affordable devices.

“Whether the consumer is a first-time buyer who has little experience with mobile phones, or a more well-versed customer looking for a new mobile phone for personal or business use, each will find what they need in one of these new products,” said Soren Petersen, Senior Vice President, Mobile Phones, Nokia.  “Creating a mobile phone that combines an intuitive user interface and easy-to-use functions with an attractive design is at the heart of Nokia’s entry market strategy.”

Nokia 1650

Designed to deliver a wide range of mobile features, the contemporary Nokia 1650 phone offers an aspirational design and practical features to help consumers balance their personal and professional lives.  Supporting up to 75 local languages, the Nokia 1650 comes equipped with a flashlight, music-on-the-go via FM radio and MP3-grade ringtones. With an integrated application that allows for a pre-set time limit to be set for each call, the Nokia 1650 answers the need for cost control that is especially important in entry markets. Nokia estimates that the retail price for the Nokia 1650 will be around 55 EUR, excluding taxes and subsidies.

Nokia 2660

The Nokia 2660 phone features a fold-style design with dual screens, packed with features designed to allow entry market consumers to stay connected to work, family or friends. The Nokia 2660 features GPRS technology for email and Internet access, Bluetooth support, music on-the-go via FM radio, MP3 ring tones as well as enough memory for a 500-entry phonebook. An integrated handsfree speaker function and long battery life add an extra measure of convenience for Nokia 2660 owners. Nokia estimates the retail price for the Nokia 2660 to be around 85 EUR, excluding taxes and subsidies.

The Nokia 1650 and Nokia 2660 will be available in the second quarter of 2007.

Please find more materials, including press releases, product photography and product specifications at www.nokia.com/press/entrylaunch and www.nokia.com/press/photos.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 03, 2007

New Nokia phones create the right image

New Nokia 2630 and Nokia 2760 deliver imaging and Bluetooth technology to the entry market

Espoo, Finland - Building upon its belief that entry level handsets can be both attractive and affordable, Nokia today introduced two new handsets to its portfolio - the Nokia 2630 and Nokia 2760.  In addition to a stylish design, each model also offers easy-to-use cameras and Bluetooth technology, enabling customers to take their entertainment with them wherever they go.

“The progressively stylish design of the Nokia 2630 and Nokia 2760 phones offer a striking visual and tactile impact, but also incorporate a feature set designed to enhance the total user experience,” said Soren Petersen, Senior Vice President, Mobile Phones, Nokia. “And by including a camera and Bluetooth technology, we are enabling entry consumers to share their experiences on the go.”

Nokia 2630

The thinnest handset in Nokia’s portfolio at a mere 9.9 mm, the Nokia 2630 balances a modern design with a full range of features to meet the needs of emerging market consumers. An easy-to-use camera combined with Bluetooth technology allows images to be easily sent, shared, stored and printed. Convenient productivity tools such as email, MMS, calendar and a calculator satisfy the work side of life, while features such as an FM radio, with direct access shortcut key and MP3 ringtones satisfy the entertainment side

Nokia 2760

The stylish Nokia 2760 features a digital camera, giving many consumers their first experience with digital photography, and Bluetooth technology to make it easy to share the photos that they capture. The Nokia 2760 also features video recording, video playback, and FM radio. The combination of Bluetooth and GPRS creates a convenient way to access data on the go for email and Internet. It also features extra large storage to save up to 1000 contacts in the phonebook. Consumers who want to save special text messages to share with friends and family will be delighted by its large capacity for storing SMS messages.

The Nokia 2630 and Nokia 2760 will be available in the third quarter of 2007.  The estimated price for the Nokia 2630 will be around 85 EUR and for the Nokia 2760 around 90 EUR, excluding taxes and subsidies.

Please find more materials, including press releases, product photography and product specifications at www.nokia.com/press/entrylaunch and www.nokia.com/press/photos.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 03, 2007

Elegant style and ergonomic design combine to make an impression in the entry market

Unique smooth-back fold design separates the Nokia 2505 from other CDMA entry phones

Espoo, Finland - Style and value-conscious consumers now have another way to make a great impression - with the Nokia 2505 unveiled today.  One of Nokia’s sleekest fold-style phones for the CDMA market, the Nokia 2505 offers a unique smooth-back design that makes the phone as ergonomic to hold as it is to carry in pocket or purse.  The Nokia 2505 is expected to be available in selected markets in Asia/Pacific, Middle East, Africa, China and Latin America during the 2nd quarter of 2007.

In addition to the eye-pleasing exterior, the bright 65,536 color display helps to accentuate the end-user experience. Consumers can personalize their Nokia 2505 by using the pre-loaded ringtones and wallpapers or by downloading new ones.  The Nokia 2505 meets practical needs as well with easy-to-use functions including text messaging, speaker phone, calendar, a personalized voice reminder and an alarm clock.

“The Nokia 2505 offers a slim, elegant and innovative design that appeals to the fashion sense across all consumer segments” said Larry Paulson, vice president and general manager of Nokia’s CDMA business.  “Nokia also recognizes that many functions, including an FM radio and quick-press flashlight are of particular importance to entry market consumers, and were included as standard features on the Nokia 2505.”

Other features included with the Nokia 2505 to provide additional convenience to consumers include pre-loaded games, a 300-contact phonebook, up to 3 hours of talk time and 156 hours of stand-by time.

Please find more materials, including press releases, product photography and product specifications at www.nokia.com/press/entrylaunch  and www.nokia.com/press/photos.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 03, 2007

Leading telecommunications vendors and operators join forces to foster the realisation of next generation mobile broadband networks based on 3GPP LTE/SAE standards

Initiative aims to trial mobile data rates in excess of 100 Mbps

Paris/France, Stockholm/Sweden, Espoo/Finland, Toronto/Canada, Bonn/Germany, Munich/Germany, Newbury/England: A group of world leading telecom technology manufacturers and network operators comprised of Alcatel-Lucent, Ericsson, France Telecom/Orange, Nokia, Nokia Siemens Networks, Nortel, T-Mobile, and Vodafone have announced a joint initiative aimed at driving forward the realisation of the next-generation of high performance mobile broadband networks based on 3GPP Release 8 “Long Term Evolution / System Architecture Evolution” (LTE/SAE) specifications.

The LTE/SAE Trial Initiative heralds a new chapter for the mobile industry with network systems targeted to support mobile broadband peak data rates exceeding 100 Mbps. In line with 3GPP requirements, this next-generation technology aims to provide a mobile broadband service that outperforms both 3GPP Release 6 HSPA, as well as current fixed line DSL data rates while maintaining and extending the highly successful mobility and coverage benefits of 3GPP networks such as GSM. 3GPP LTE/SAE networks are expected to enable lower operating costs for operators as well as higher data-rate, lower latency end-user services, and an improved end-user wireless mobility experience.

To meet these objectives, LTE radio systems are designed to provide both greater levels of radio spectrum efficiency through use of new radio transmission schemes and advanced multi-antenna technologies, and a more flexible utilisation of radio spectrum through support of carrier bandwidths ranging from 1.25 MHz to 20 MHz (subject to 3GPP ratification).

The companies participating in this initiative will collaborate on demonstrating the potential of 3GPP LTE/SAE mobile broadband technologies through a series of joint tests including radio transmission performance tests, early interoperability tests, field tests and full customer trials.  Joint activities will commence in May 2007, and are expected to run for a period of 18-24 months.

The joint test results will be used by the participating members in ongoing technology developments and 3GPP LTE standardisation work, and will also help define and validate operator network launch plans. This initiative will also help validate the emerging LTE ecosystem including devices and applications, with a view to enabling commercial deployments in the 2009/2010 timeframe.

This LTE trial initiative will work closely with NGMN* Ltd. to take into account the NGMN performance requirements.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved adjusted proforma revenues of Euro 18.3 billion in 2006 and is incorporated in France, with executive offices located in Paris. [All figures exclude impact of activities transferred to Thales]. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

About Ericsson

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world. Read more at: http://www.ericsson.com

About France Telecom

France Telecom serves more than 161 million customers in five continents (220 countries or territories) as of March 31, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 51.7 billion euros in 2006 (12.8 billion euros for the 1st quarter of 2007). Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group’s single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is number three mobile operator and number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. The combined pro-forma net sales of €17.1 billion Euros in fiscal year 2006 make Nokia Siemens Networks one of the largest telecommunications infrastructure companies. Nokia Siemens Networks has operations in some 150 countries and is headquartered in Espoo, Finland. It combines Nokia’s Networks Business Group and the carrier related businesses of Siemens Communications. www.nokiasiemensnetworks.com

About Nortel

Nortel is a recognized leader in delivering communications capabilities that make the promise of Business Made Simple a reality for our customers. Our next-generation technologies, for both service provider and enterprise networks, support multimedia and business-critical applications. Nortel’s technologies are designed to help eliminate today’s barriers to efficiency, speed and performance by simplifying networks and connecting people to the information they need, when they need it. Nortel does business in more than 150 countries around the world. For more information, visit Nortel on the Web at www.nortel.com. For the latest Nortel news, visit www.nortel.com/news.

About T-Mobile

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom’s three strategic business units, T-Mobile concentrates on the most dynamic markets in Europe and the United States. By the end of March 2006, more than 106 million mobile customers were served by companies of the Deutsche Telekom group. And all that over a common technology platform based on GSM, the world’s most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service.

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 36 partner networks. For further information, please visit www.vodafone.com

Editor’s Note:

* NGMN is an initiative to develop a coherent vision for the mobile industry’s evolution beyond 3G. The primary objective of NGMN is to create a virtuous cycle of investment, innovation, and adoption of mobile broadband services with competitive price-performance ratios.

Media Enquiries:

Alcatel-Lucent

Glynnis Woolridge

Tel. +1 973 386 8623

Email:glynnis@alcatel-lucent.com

Ericsson

Ericsson Media Relations

Tel. +46 8 719 6992

Email: press.relations@ericsson.com

France Telecom

Sebastien Goales

Tel. +33 1 44 44 93 93

Email: sebastien.goales@orange-ftgroup.com

Nokia

Technology Communications

Tel. +358 7180 36376

Email: communications.technology@nokia.com

Nokia Siemens Networks

Helena Marjaranta

Tel. +358 (40) 581 9102

Email: helena.marjaranta@nsn.com

Nortel

Karen Monaghan

Tel. +1 613 793 1133

Email: kmonagha@nortel.com

T-Mobile

Klaus Czerwinski

Tel. +49 228 936 15520

Email: Klaus.Czerwinski@t-mobile.net

Vodafone

Mark Street

Tel. +44 1635 664444

Email: Mark.Street@vodafone.com

www.nokia.com

PRESS RELEASE

May 07, 2007

Forum Nokia introduces Series 40 platform 5th Edition for mobile application developers

New API support and advanced Java(TM) technologies let developers quickly provide latest applications and services to mass-market mobile consumers and business users

JavaOne, San Francisco, CA, US - Nokia today announced the new edition of its Series 40 platform for mobile application development, opening up new opportunities for developers and operators to target the broader consumer marketplace with the latest in mobile services and applications.

The new Series 40 5th Edition is a full hardware, software and Application Programming Interface architecture, incorporating Java(TM) Platform Micro Edition (Java ME) technology with support for the latest version of the mobile information device profile (MIDP 2.1), and providing an enhanced UI that enables developers to build richer multimedia applications and services for mass market Nokia mobile devices.

The latest evolution of the highest-volume mobile-development platform available, Series 40 5th Edition implements the advanced JSR-248 Mobile Service Architecture specification, completed in 2006 and designed by an industry task force led by Nokia and Vodafone to reduce fragmentation and provide a consistent set of Java technologies for high-volume mobile handsets. JSR-248 is also a key component of the S60 platform and Nokia’s commitment to JSR-248 implementation in both platforms ensures a high level of application portability between Series 40 and S60 devices.

“Nokia is very pleased to underscore its commitment to Java technologies with the delivery of these advanced enhancements to Series 40 5th Edition, enabling developers and operators to provide a new generation of advanced applications and services to the mass-market of mobile phone users,” said  Lee Epting, vice president, Forum Nokia, Nokia’s global developer support program. “This new platform for high-volume Nokia devices will leverage the latest Java-based functionality to provide a richer and more productive mobile experience to consumers and business users around the globe.”

Developers can deliver a richer 3D sound experience for games and multimedia applications using Advanced Multimedia Supplements (JSR 234). Other Java Specification Request (JSR) implementations supporting a range of Java APIs in the new Series 40 platform include:

• Java APIs for Bluetooth v1.1 maintenance release (JSR 82), with the addition of support for the Object Exchange (OBEX) protocol;

• A Mobile Media API (JSR 135), provides simple, easy access and control of basic audio and multimedia resources;

• J2ME(TM) Web Services Specification (JSR-172), implementing the Remote Procedural Call (RPC) package that gives public and private access to Web services via Simple Object Access Protocol (SOAP);

• Security and Trust Services API for J2ME (JSR 177), including the SATSA-CRYPTO optional package to enable cryptographic feature offerings; and,

• Java MIDP update from 2.0 to 2.1, with the addition of support for media hard-keys when Canvas (screen area in which an application can draw, or can trap user input) is displayed.

Nokia’s new Series 40 5th Edition enables users of mass-market mobile devices to experience streaming video, image rendering, mobile 3D graphics and scalable 2D Vector graphics. Series 40 5th Edition also supports the latest version of Adobe’s Flash Lite 2.1, the interoperable platform that enables the accelerated development and delivery of rich graphical mobile content, and includes audio file playback and streaming capabilities that provide audio and music enhancements to both the mobile gaming and multimedia experience.

In addition, Series 40 5th Edition also enables Bluetooth and IrDA (Infrared) connectivity and synchronization capabilities and delivers a robust mobile browsing environment through support of a number of mobile browsing standards. The platform’s broad support for SMS text messaging and multi-media messaging (MMS) includes true interoperability for a variety of MMS content formats and classes.

The Series 40 5th Edition forms an important element of Nokia’s platform strategy for supporting mobile application development across all consumer segments and in all markets. By offering technology platforms that remain consistent across multiple handsets, Nokia’s developer platform approach maximizes developers’ volume opportunities and minimizes the need to port applications and services to individual handsets. Developers can build core functionality on top of the platform technologies and then optimize their applications for user interfaces and technology extensions on specific target devices.

New developer tools, including Series 40 5th Edition SDKs with device emulator, Java class libraries, APIs (including the Nokia UI API) and documentation, will be made available in June 2007 at www.forum.nokia.com/tools  by Nokia’s global developer support program, Forum Nokia. For more information on Java technologies for the Series 40 5th Edition, visit www.forum.nokia.com/series40.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Trademarks: All trademarks and registered trademarks are the property of their respective owners.

Media Enquiries:

Nokia Corporate Communications - Global Developer Program

Nokia Americas

Charles Chopp

Tel: +1 972 894 4573

Email: communication.corp@nokia.com

Nokia

Technology Communications

Tel. +358 7180 36376

www.nokia.com

PRESS RELEASE

May 08, 2007

Business mobility: the new competitive mandate, according to global survey

Mobility solutions lead to revenue gains rather than simply reducing operating costs; improved workforce agility, collaboration, and ability to attract and retain the best talent cited among key benefits

NEW YORK, NY - Competition is pushing businesses towards greater mobility, and companies plan to adopt mobile applications for core business activities - these were two key findings in a recent global survey on business mobility conducted by Nokia and the Economist Intelligence Unit (EIU) and in cooperation with the CIO Forum. As business mobility continues making headway into organizations and more advanced applications and processes are mobilized, the reasons behind companies’ mobility adoption can vary from hard core ROI benefits to softer values such as employee retention.  Companies are increasingly implementing mobility to offer greater collaboration, responsiveness to customers, and better work-life balance to staff, fundamentally changing the ways people are working.

Nokia and EIU polled more than 500 global executives across a range of industries to find out how their organizations were using business mobility. In the survey, three quarters of the respondents pointed to human factors such as attracting the best talent - including new entrants to the workforce—improving customer support, and building brand reputations as reasons for deploying business mobility.

The survey shows that business mobility has gone mainstream. Well over one-third of executives reported that at least 20% of their employees can be considered ‘mobile workers’, defined as those who spend at least one day a week away from the office. Far from being a requirement for just a few specialized technology firms, business mobility is now seen as broadly applicable to companies in many industrial sectors.

Survey respondents cited competitive benefits of business mobility solutions, including:

• Important competitive advantages such as quicker response time to customers (36%);

• Improved collaboration within the enterprise (27%);

• And the ability to work with multiple partners/suppliers (12%).

The survey also showed that activities occurring in the field are increasingly core to the success of a business and companies can no longer rely on information merely being captured in the field. Respondents also planned to increase their use of mobility solutions over the next two years, with companies more likely to make greater use of:

• Remote network access (41%);

• Customer relationship management (34%);

• Collaborative applications such as mobile groupware (21%);

• And sales force automation (17%).

“This research clearly demonstrates that business mobility has arrived, and is viewed as a fundamental part of being competitive regardless of the industry,” said Olivier Cognet, VP, strategy and business development, Enterprise Solutions, Nokia. “We have resolved a great deal of earlier mobility industry ‘teething problems’ related to infrastructure, and the need for business-optimized devices and complete solutions.  Now is the time to fully reap the far-reaching benefits that business mobility has to offer.”

Along with advantages, respondents also said business mobility brings challenges such as managing a mobile workforce (19%) and maintaining a cohesive culture across a dispersed workforce (18%). The ability to measure the impact of business mobility on a company’s competitiveness was also cited (12%).

“By enabling decision-making ‘on-the-move’, business mobility solutions let organizations respond more quickly to customer needs, develop ideas for innovative products and services, and attract new talent,” said Nigel Holloway, Research Director in the Americas at the Economist Intelligence Unit. “Although it presents new managerial challenges, the long term trend toward greater business mobility is clear.”

As a means of enabling business mobility, Nokia’s integrated business mobility solutions portfolio makes it easier for companies to take a more strategic approach to business mobility, overcome the challenges, and help quantify the total return on investment (ROI).  The portfolio includes Nokia Intellisync Mobility platform; Nokia Eseries business devices; secure connectivity technologies designed to safeguard data on the device and over the network; technical support; and professional services.  Offerings are built on four key cornerstones: being simple to deploy, manage and use; being connected to eliminate the boundaries of both distance and technology; being intelligent enough to make communication affordable and respond to changing company and employee needs; and being trusted to protect sensitive corporate data and systems.

The global study was conducted in the first quarter of 2007 as part of the Nokia for Business Executive Forum, an initiative focused on competitiveness through business mobility.  For more information and to download a complimentary copy of the report entitled, “The Quest for competitiveness: Business mobility and the agile organisation,” please visit www.nokiaforbusiness.com/compete

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

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PRESS RELEASE

May 09, 2007

Project 95 - Explore China with Nokia Nseries

Helsinki, Finland and Beijing, China - Nokia’s “Project 95” will take Peter Schindler - a seasoned traveler - on a 20,000-plus kilometer, Nokia-solely-sponsored, road-trip across China. Peter will be equipped with various Nokia Nseries devices, most notably the Nokia N95. He will keep a record of his excursions by maintaining a mobile blog that shares his thoughts and images taken through his Nokia N95, which can access the internet anytime and anywhere.

“I am looking forward to this adventure, driving across China,” said Peter, who has traveled by himself over one million kilometers throughout Europe, the United States, and Asia. “I am eager to explore the modern lives of Chinese people; their thoughts on life and their expectactions for the future. The Nokia N95 will allow me to share my experiences with people around the world.”

The Nokia N95 will be Peter’s most important and powerful partner. The Nokia Nseries flagship device was launched in September 2006 and will debut in China in May 2007. The all-in-one multimedia computer features an innovative 2-way slide design, an integrated Carl Zeiss five megapixel camera, GPS* and multimedia player. The device features a large 2.6”, 16.7-million-color QVGA display - allowing users to watch and record videos, listen to music, take high-quality photos, browse the internet, use instant communication, search on the internet, and access e-mail while on the move.

“Project 95” will also raise funds for the China Youth Development Fundation (CYDF) to support sports and education programs for children in remote regions. When the trip ends, Nokia will put the car that Peter drives for auction, the Caterham Superlight R300 sports car - proceeds will be donated to the CYDF. The public can also contribute donations through various channels during the road trip.

“It is more than just a road trip. It is a journey to discover a real and modern China,” said Dan Wong, Vice President, Sales and Channel Management, Multimedia, China Area. “This very spirit of discovering reflects the essence and capabilities of Nokia Nseries multimedia computers.” Peter’s 95-day adventure will cover 20 provinces and municipalities across China.

Please visit project95.sina.com.cn for updates regarding Peter’s adventure. Peter will also share pictures and videos with netizens - taken with his Nokia Nseries devices.

Netizens can also actively participate in the journey: they can advise a route for Peter, ask Peter to deliver personal greetings to friends, and vote on a name for Peter’s car, among other things - all through project95.sina.com.cn.

Peter will commence his journey in Shanghai on May 9 and conclude the trip in Beijing on August 12.

Please find Project 95 China Roadtrip -photo at http://www.nokia.com/A4399563?category=project95cr.

Other press photos also available on www.nokia.com/press/photos.

About the Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time.

www.nseries.com

About Peter Schindler

Automobile racing was Peter’s greatest passion when he was young. After leaving racing behind, he acquired a computer science degree at M.I.T and an MBA at INSEAD.  He then heaved himself up to become an associate partner in Accenture’s China practice.  However, Peter’s passion for driving has never left him. Having driven over the years a million-plus kilometers on roads in Europe, the U.S.A. and Asia, and loving every moment of it, he nowadays quenches his thirst for driving by taking to the roads of China.   Peter is the owner of On the Road Editions Ltd. which publishes books about the joys and adventures of traveling by car  and organises soft-adventure driving holidays in China to show as many people as possible just how beautiful the Middle Kingdom can be.

Please visit www.ontheroadinchina.com

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.www.nokia.com

*Please note time for GPS connection varies substantially depending on the environment of which the GPS is used  from a few second to tens of minutes.

The real condition may differ substantially from what is shown in the digital map due to man-made or natural changes and we disclaim any and all warranty with respect to the map which is a third party product to the maximum extent permitted by applicable law, including without limitation accuracy or correctness or update of the map.

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PRESS RELEASE

May 09, 2007

Nokia and Tampere University of Technology to tighten their collaboration

Open innovation key for the new innovation center in Finland

Nokia Research Center (NRC) and Tampere University of Technology (TUT) have today announced the creation of a new framework to tighten open and innovative collaboration in their research activities. TUT will become the first and central collaboration partner in the planned Nokia Innovation Center Tampere, Finland, opening in September.

The aim of the center is to create a model for research based on open innovation, where information flows freely between collaborators. Past experience indicates that creating common research facilities where researchers from both parties can work together lowers the barrier to collaboration. Genuine collaboration is the central target:

“This announcement is about creating impactful results through sharing of information in both directions, not technology transfer. We can discuss together some specific research problem or functional entity without compromising confidentiality of either party. Researchers from both organizations can share the enthusiasm and work together as one group,” commented Professor Jaakko Astola of the Tampere University of Technology, who has been strongly involved in preparing the new framework.

When launched, approximately 70 researchers will work together on a weekly basis. Both parties deem it essential that the center’s work has the potential for market impact while also contributing to the state-of-the-art by producing high-quality technical publications. Part of the research will be funded by Tekes, the Finnish Funding Agency for Technology. It is envisaged that other research institutions, as well as compatible commercial companies, in the Tampere area may eventually also participate in the work of the center.

Nokia and TUT have a long tradition of research collaboration for which the new the framework is a natural continuation. The announcement is also in line with NRC’s policy of working in close collaboration with respected academic institutions on projects of mutual benefit.  Nokia has in recent months announced research collaborations with the Massachusetts Institute of Technology (MIT) and Stanford University in the USA, with the University of Cambridge in the UK and - most recently - with the Helsinki University of Technology in Finland. The announcement today brings a welcome boost to research collaboration between industry and the academia in Finland.

Jukka P. Saarinen, who has led the project from Nokia’s side, said: “Nokia is very committed to promoting excellence in technology research in Finland, and Tampere will be the second Finnish university with which Nokia has recently announced a close collaboration. In this way, Nokia Research Center brings together some of the best and brightest minds to focus on some of the most challenging and exciting problems.  By creating a collaborative environment, based around research teams, rather than focusing on short-term problems, we believe we will benefit both our own research work and that of the university.”

The research center is expected to focus, initially and among other topics, on research in

• content and media ecosystems (future digital media; maintaining and sharing personal content between various devices),

• smart UI solutions (camera-end image processing; visual user interfaces for the next generation experience)

• printed electronics (miniaturization and electronics integration)

• modular system architectures (advanced computer architectures and devices).

About Nokia Research Center

Nokia Research Center (NRC) looks beyond Nokia’s existing businesses and product development to challenge current strategies and to stimulate renewal in the company’s direction.  Working closely with all Nokia business groups and Technology Platforms, NRC’s research explores new frontiers in digital services, physical-digital connections, human interaction, data and content technologies, device architecture, and access and connectivity.  NRC promotes open innovation by working on research projects in collaboration with universities and research institutes around the world.  Nokia Research Center employs around 800 people based in Finland, USA, China, Germany, Japan and the UK.  For more information on Nokia Research Center, see our website: http://research.nokia.com

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Tampere University of Technology

Tampere University of Technology (TUT) provides high-level scientific research and teaching in the areas of technology and architecture. TUT has been at the forefront of collaboration between industry and academia and its innovations have brought about the establishment of several new companies each year. Much of the University’s funding comes from sources outside the Ministry of Education of Finland.

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PRESS RELEASE

May 09, 2007

Exercises with stock options of Nokia Corporation

Espoo, Finland - A total of 3 231 747 shares of Nokia Corporation (“Nokia”) were subscribed for between 28.12. 2006 - 2.5. 2007 based on Nokia’s 2003 and 2005 employee stock option plans. This resulted in an increase of EUR 193 904.82 in Nokia’s share capital and an increase of EUR 45 995 860.19 in other shareholders equity. The new shares carry full shareholder rights as from the registration date May 9, 2007. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 245 896 461.96 and the total number of shares is 3 928 774 366 including the shares that are held by the company.

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PRESS RELEASE

May 10, 2007

Nokia becomes the first phone maker to add energy saving alerts to mobiles

Espoo, Finland  - Nokia has launched the first mobile phones to include alerts encouraging people to unplug the charger once the battery is full, a move that could save enough electricity to power 85,000 homes a year. Starting with the new Nokia 1200, Nokia 1208 and the Nokia 1650, the alerts will be rolled out across the Nokia product range.

Kirsi Sormunen, Vice-President of Environmental Affairs at Nokia said, “Around two-thirds of the energy used by a mobile phone is lost when it is unplugged after charging but the charger itself is left in a live socket. We want to reduce this waste and are working on reducing to an absolute minimum the amount of energy our chargers use. The new alerts also play an important role, encouraging people to help us in this goal by unplugging their chargers.”

The alerts are one of a series of environmental initiatives that mobile manufacturers, led by Nokia, agreed to take action on this year. Nokia is the first of these manufacturers to implement the alerts into its products.

Nokia has decided to put the alerts into mass markets products first to help maximise the potential energy savings. The Nokia 1200, Nokia 1208, Nokia 1650 are targeting high volumes of sales in fast growing markets like India, China and Latin America.

The alerts are the latest in a series of energy saving initiatives from Nokia. Last year the company’s newest range of chargers were awarded an Energy Star by the Environmental Protection Agency (EPA) in the US. for their energy efficiency.  The chargers, in use since 2005, far exceed the EPA standards by using 50- 70% less energy than the Energy Star requirement, and also meet the highest European Union standards.

The company has set ambitious goals to further reduce the energy consumption of its chargers. By 2010 it aims to have reduced by an additional 50% the amount of electricity a charger consumes whilst still plugged into the mains but not the phone.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

May 11, 2007

Nokia and China Postel deepen strategic ties

Beijing, China - Nokia has signed a strategic partnership agreement with China Postel Mobile Communication Equipment Co., Ltd. (China Postel) of China P&T Appliances - bolstering the strong existing relationship between the two companies. China Postel is expected to purchase mobile devices from Nokia to the value of approximately USD 2.5 billion in 2007. In addition, both parties have agreed to deepen strategic ties, especially with regard to network channel development, as the two companies make significant bilateral resource investments.

“I believe that our partnership will continue to bring new energy to the Chinese mobile phone market,” said Mr. David Tang, Vice President of Nokia, expressing his confidence in the agreement.

Nokia - the world’s largest mobile phone manufacturer - and China Postel - China’s largest mobile phone distributor - have a long-standing partnership that continues to grow stronger over time. This new partnership agreement represents a significant milestone for both parties.

Mr. Tan Xinhui, President of China Postel, said, “Over the past few years, we have been pursuing new ways of working with operators, mobile phone manufacturers, and consumers in order to enhance our competitiveness. We hope to have a fundamental role in the development of the Chinese mobile phone market.”

As a subsidiary company of China P&T Appliances, China Postel has become a provider of mobile phones and is actively involved in China’s telecom service industry. With a comprehensive distribution network for both products and services, China Postel has been the leading distributor on the China mobile phone market for eight consecutive years, with a market share of over 30% in 2006. Since the collaboration between Nokia and China Postel began in 1998, China Postel has distributed over 37 million Nokia mobile phones across China.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

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PRESS RELEASE

May 18, 2007

Mobile connectivity goes back to basics

Nokia 3109 classic offers affordable, straightforward functionality

Nokia today announced the new Nokia 3109 classic, a mobile phone that offers a productive feature set, long battery life and expandable memory for effective, reliable and distraction free communication. Nokia 3109 classic is expected to be available in the second quarter of 2007 at an estimated retail price of EUR 140, excluding taxes and subsidies.

The Nokia 3109 classic is a well-balanced package for consumers and companies who appreciate simplicity and value for money. Functional for office use, the Nokia 3109 classic includes email with attachments, and synchronizes calendars and to-do lists with personal computers through its USB connection. The memory of the Nokia 3109 classic is also expandable to 2GB with a microSD memory card.

“We recognize that a sizeable number of people just want a mobile phone to stay in touch on their own terms,” said John Barry, Director, Mobile Phones, Nokia. “For these individuals, and for companies who want to support their employees by providing a mobile phone, the Nokia 3109 classic offers strong functionality and adheres to certain corporate privacy and security policies.”

The Nokia 3109 classic offers an expansive 2,000 entry phonebook as well as a large keymat and 256k colour display which add to the enhanced usability of the phone. The traditional design and familiar Nokia menu structure make it even more user-friendly. The Nokia 3109 classic is built for durability and reliability with robust construction and a long battery life of up to 4 hours talk time and up to 16 days stand-by time.

The Nokia 3109 classic also features

• Integrated handsfree speaker

• Organizer with calendar, to-do list and notes

• PC suite with USB, Bluetooth connectivity

• Music player

• E-mail client with attachments

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

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PRESS RELEASE

May 21, 2007

Changes in company’s own shares

Espoo, Finland - Nokia has previously announced a decision of the Board to issue a maximum number of 2 500 000 Nokia shares held by the Company. In line with the decision the Company has today transferred 2 328 760 Nokia shares under Nokia Performance Share Plan 2005 to the participants, employees of Nokia Group. The interim settlement is made as the Company reached the predetermined financial criteria for the interim measurement period 2005 - 2006. The performance period of the Performance Share Plan 2005 will continue until the end of 2008.

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PRESS RELEASE

May 22, 2007

Nokia showcases Nokia Intellisync Call Connect for Cisco business voice solution on new dual-mode Nokia E65 and Nokia E61i business devices

Fast ramp of Nokia Eseries underscores increasing importance of advanced business devices that deliver both brains and beauty

Las Vegas, NV, USA - At the Interop show in Las Vegas, May 22-25, Nokia is demonstrating the combination of Nokia Intellisync Call Connect for Cisco solution running on two of the latest Nokia Eseries devices, Nokia E65 and Nokia E61i.  The full functionality of Nokia Intellisync Call Connect for Cisco can be experienced in the Cisco booth, No.1225, at Interop.

With this demonstration, Nokia highlights not only its role in accelerating the adoption of business mobility solutions, but also the importance of the mobile business device in bridging the converging worlds of mobile telephony, corporate telephony, and Information Technology (IT). Nokia E61i, Nokia E65, and all dual-mode Nokia Eseries devices support the full range of Nokia business voice solutions, including Nokia Intellisync Call Connect for Alcatel, Nokia Intellisync Call Connect for Cisco, and Avaya One-X.

“Nokia Eseries business devices are growing in popularity among business users, who now realize they needn’t compromise on capabilities or style,” said Antti Vasara, senior vice president, Mobile Devices Unit, Enterprise Solutions, Nokia. “Nokia Eseries is the only business-grade device portfolio with a choice of products designed to optimize customers’ ability to collaborate, communicate, and operate in ways that fit their usage preferences.”

Nokia Eseries devices run a variety of email, business voice, security, and mobile workforce management applications and other business application software. Vasara continued, “Nearly 40 percent of all business cellular users’ time is spent away from their desks or primary work areas, and nearly 50 percent of this is on-premises.  The importance of sophisticated mobile business devices that offer a superior user experience will only increase as businesses implement mobile email across a wider employee base, and at the same time begin to mobilize additional high ROI mobility solutions such as business voice and other corporate applications.”

Dual-mode Nokia Eseries devices with wireless LAN are ideal for implementing a business voice solution integrating mobile devices into fixed corporate telephony systems. With an integrated system, business users need only carry a single device with a single business number for fixed and mobile telephony. They can take advantage of the rich feature set of corporate telephony systems as well as cost savings from features like least-cost routing.

For personal use, the integrated SIP VoIP capabilities of dual-mode Nokia Eseries devices allow users also to make and receive Internet calls over the wireless LAN networks in homes, airports, and other hotspots.

Combination of beauty and brains without compromise drives Nokia Eseries momentum

The immediate success of Nokia E65 device, a business smartphone slider, in key European and Asian markets, further fueled by fast and efficient availability in other markets, has accelerated the momentum established by the first wave of Nokia Eseries devices - particularly Nokia E61 and Nokia E50.  The recently released Nokia E61i is an ideal device for users demanding a superb email, business voice, and Internet browsing experience.  Equipped with a full keyboard and brilliant screen, Nokia E61i provides easy access to Nokia Intellisync Wireless Email and other business and consumer email applications—such as BlackBerry Connect, Visto Mobile, Seven Always-on Mail, and Mail for Exchange, a Nokia solution that wirelessly synchronizes email with attachments, calendar, and contact information directly from Microsoft Exchange servers.

Designed to mobilize the most-used business applications and processes, Nokia Eseries business devices bring advanced voice features with superior voice quality, business email with attachment handling, and manageability with business-class device security to the most demanding business users.  The devices are also easy to deploy within IT infrastructures, further facilitating the adoption of mobility solutions. By also featuring cameras, video capabilities and music players, and giving users access to travel, weather, news, and financial information, second-wave Nokia Eseries devices let customers bridge their work and personal lives.

The combination of Nokia Eseries devices and the Nokia Intellisync Mobile Suite 8.0 mobileware platform significantly increases the potential for businesses to achieve new levels of productivity and competitive advantage. Nokia Intellisync Device Management capabilities allow businesses to comprehensively deploy, provision, secure and manage mobile device fleets, allowing over-the-air provisioning, software installation, security policy enforcement, remote device control, and easy lock and data-wipe for devices that are lost or stolen, helping protect company and personal data.

With the highly anticipated arrival of Nokia E90 Communicator in select markets later this quarter, followed by global availability in Q3, second-wave Nokia Eseries devices will be available across the business smartphone, messaging, and mobile office categories.

Additional information about Nokia E61i and other Nokia Eseries devices is available at: http://www.nokia.com/business. Press photos of the Nokia Eseries devices can be found here:  http://www.nokia.com/A4140044

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Editor’s Note: Nokia will conduct private media demonstrations of the Nokia Intellisync Call Connect for Cisco business voice solution on Nokia E61i and Nokia E65 at Interop in Las Vegas. For information, contact Kendra Petrone at +1 914 482 0009.

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PRESS RELEASE

May 24, 2007

Nokia responds to Qualcomm lawsuit in Wisconsin, files its first patent counter assertions and seeks injunction

Espoo, Finland - Nokia today announced it has responded to the Qualcomm lawsuit filed in the Western District of Wisconsin on 2 April, 2007. Nokia remains confident that its products do not infringe either of the two Qualcomm patents-in-suit and asserts that both patents are invalid.

Nokia also filed, in the same court, patent counter assertions against Qualcomm for its infringement of six Nokia implementation patents used in Qualcomm GSM/WCDMA and CDMA2000 chipsets. These six patents are not essential for the practice of standards, however they provide substantial benefits when used. In its previous litigation filings Qualcomm has sought injunctions against Nokia. Therefore, Nokia is seeking damages and also an injunction against Qualcomm’s infringing chipsets.

“Over the past 19 months Qualcomm has filed 11 patent litigation cases against Nokia seeking damages and injunctions,” said Rick Simonson, chief financial officer, Nokia. “Nokia has now filed its first counter action to address Qualcomm’s unauthorized use of Nokia technology. We will continue to defend ourselves and exercise all rights according to our extensive IPR portfolio.”

The implementation patents cited in the Nokia counterclaim filing relate primarily to multi-band/multi-mode technologies, that allow seamless and transparent roaming for consumers, and direct conversion technologies that reduce handset and chipset size, cost and power consumption.  These technologies have had a significant role in the success of Nokia devices. Qualcomm, through its unauthorized use of Nokia patents, has copied these innovations and made them available to its chipset customers.

Since the early 1990’s Nokia has pioneered the development of a number of technologies that have enabled the creation of smaller and less expensive devices and have improved the user experience for consumers.

Nokia has built one of the strongest and broadest IPR portfolios in the wireless industry over the last 15 years through extensive investments in research and development.  Nokia will continue to vigorously defend itself against infringement and unauthorized use of its intellectual property.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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PRESS RELEASE

May 25, 2007

WidSets reaches 1 million registered users

More and more mobile phone users across the world discover easy way to access the Internet

Espoo, Finland - Launched only in October 2006, WidSets today announced that it has reached 1 million registered users worldwide.

“Having 1 million registered users in the mobile space is almost unheard of and WidSets has clearly set the benchmark for tools and distribution channels designed for content and media owners,” said Ulla Särkikangas, Director, Consumer Internet Services, Nokia Emerging Business Unit.

WidSets is a handset manufacturer-independent service that brings the best bits of the Internet, such as communities, news, blogs, reviews, and weather reports straight to the mobile phone. It uses mini-applications called widgets to deliver up to date Internet content to mobile phones and enables the user to create their own widgets.

WidSets has evolved its social networking service further and developed also new sharing features for Email and Private Chat. The comprehensive WidSets library currently has more than 1500 widgets. The widgets deliver an alert when someone has posted a comment to a blog, informs the user about a traffic jam, and makes it possible to play games and interact with individual web communities from the mobile phone.

WidSets works on a wide variety of mobile phone brands and is compatible on more than 300 mobile devices. User can easily download WidSets at www.widsets.com or on mobile at get.widsets.com. WidSets was born out of Nokia Emerging Business Unit and represents a first step in Nokia’s vision of mobilising the Internet.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

About WidSets

WidSets is a popular consumer Internet service allowing people to create, publish, enjoy and share their favorite internet content on their mobile phones. Consumers can personalize their internet experience on their mobile by selecting the widgets they want. WidSets is a mobile phone agnostic service working with most brands and models. WidSets represents a first step in mobilizing the Internet vision of Nokia and was launched in October 2006. www.widsets.com

Media Enquiries:

Nokia, Emerging Business Unit

Communications

Tel. +358 7180 45792

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 28, 2007

Nokia and Tsinghua University announce new research framework

Establishment of a joint research facility at the Tsinghua campus in Beijing will drive technology development ‘for Asia and the world’

Espoo, Finland - Nokia and Tsinghua University, China, today announced the establishment of a research framework and a facility dedicated to long term joint research programs. This agreement is the first of its kind in Asia for Nokia Research Center (NRC), which has established similar arrangements with several world-class universities in the US, UK and Finland in recent months. Tsinghua’s professors and students will collaborate with NRC researchers on a wide range of topics; some global, others focused specifically on Asia. The research framework establishes the principle and practice that Nokia and Tsinghua will follow in pursuing joint research projects over time and sets the direction and overall topics for research.

Commenting on the agreement, Professor Zhisheng Niu, Vice Dean of the School of Information Science and Technology at Tsinghua, said: “In some ways, the future of mobile technology is the future of all technology in China. The country has set itself the goal of developing indigenous innovation and, with four times as many mobile subscribers as internet users, the opportunities within mobile technology are clear. In addition, a world-class communications network is essential to breakthroughs in all areas of science and technology research, rendering mobile technology doubly important. With this announcement, therefore, Nokia is not only promoting research in its own fields, it is actively facilitating and supporting an entire culture of innovation.”

The research will initially focus on a handful of areas, including wireless and Internet for Asia, interaction solutions for Asia, Mechanics & Hardware for Multimedia communications devices and mobile internet-based services. The collaboration will be substantial from the outset, with around 20 Nokia researchers working alongside 30 professors and associates and up to 50 students from Tsinghua.

Commenting on the agreement, Dr. Bob Iannucci, Nokia Senior Vice President and Head of NRC, said: “This new agreement gives us an opportunity to partner with an acknowledged leader in information technology and engineering. The establishment of NRC’s first joint research facility in Asia further reinforces the commitment to our open innovation model - which has served us and our collaborators well in the US and Europe over the last eighteen months. We anticipate that our collaboration with Tsinghua University will contribute significantly both to the advancement of the state of the art in mobility and to technologies with a specific relevance to Asia.”

With over 480 million mobile subscribers in China, interest in mobile technologies in the country is high. But the attraction of Tsinghua as a research partner for Nokia goes beyond this statistic.  Seppo Pienimaa, who is heading NRC’s contribution to the research facility, commented: “China’s universities have excellent facilities both for teaching and research in science and technology.  With the increasing number of engineering graduates every year, the pool of talented and enthusiastic thinkers is large.  NRC is excited by the possibilities for collaboration that this opens up: we expect that sharing our ideas across borders, oceans, cultures and life experiences will help develop completely new areas of creativity and enable us both to pose - and to answer - the most challenging questions.”

About Tsinghua University

Tsinghua University, which was established in 1911, is one of the most famous comprehensive universities in China.

Currently, the university consists of 54 departments distributed in 13 schools, including the schools of sciences, architecture, civil engineering, mechanical engineering, information science and technology, humanities and social sciences, economics and management, law, arts and design, public policy and management, medical, and applied technology.

With a splendid legacy accumulated over the past 90 years, Tsinghua has retained its character and charm while promoting rigorous scholarship research, ensuring academic and educational prestige in China and abroad. The university presently has over 7,100 faculty and staff, with over 900 full professors and 1,200 associate professors, including 24 members of the Chinese Academy of Sciences and 24 members of the Chinese Academy of Engineering. In addition, Tsinghua has over 20,000 students, including 12,000 undergraduates, 6,200 master’s degrees candidates and 2,800 doctoral candidates.

With strong support from the nation and in the face of unprecedented opportunities, Tsinghua University is poised to become a world-class university in the 21st century. With the inspiring motto “Self-discipline and Social Commitment,” Tsinghua is dedicated to the well being of Chinese society.

About Nokia Research Center

Nokia Research Center (NRC) looks beyond Nokia’s existing businesses and product development to challenge current strategies and to stimulate renewal in the company’s direction.  Working closely with all Nokia business groups and Technology Platforms, NRC’s research explores new frontiers in digital services, physical-digital connections, human interaction, data and content technologies, device architecture, and access and connectivity.  NRC promotes open innovation by working on research projects in collaboration with universities and research institutes around the world.  Nokia Research Center employs around 800 people based in Finland, USA, China, Germany, Japan and the UK.  For more information on Nokia Research Center, see our website: http://research.nokia.com

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

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Tel. +358 50 4867 374

Nokia

Communications

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E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 28, 2007

Nokia leads mobile Internet innovation

Nokia launches WidSets and Mobiledu for China market

Beijing, China - Nokia introduced two mobile Internet services serving Chinese consumers -WidSets, China’s first mobile Internet service to empower mobile phones with Web 2.0 services; and Mobiledu, China’s first interative mobile learning service. Both services will greatly enhance consumers’ mobile Internet experience, by providing users with rich, versertile, and personalized content for their mobile devices.

“The rapid development of mobile Internet has made possible new applications and services, and has created unprecedented market opportunities. By integrating Internet capabilities into mobile handsets, Nokia has created new business models with partners. The newly launched services allow users to efficiently manage, organize, and utilize Internet content and services in their daily lives,” said Mr. Dieter May, Vice President and Head of Nokia Emerging Business Unit.

WidSets - Bringing online communities and personalized Internet to mobile phones

The WidSets was identified and nurtured by the Nokia Emerging Business Unit. Launched last October, the WidSets is an innovative mobile Internet service platform and represents the first step in Nokia’s vision to mobilize the Internet. It reached one million registered users worldwide in May 25 2007.

Now, Chinese consumers can also enjoy the WidSets, and experience the Web 2.0 services on their mobile phones.

Customers can easily download the WidSets software to their mobile phones for free. The software uses mini-applications called widgets to deliver real-time Internet content to mobile phones, that enables users to read news, blogs, e-mails, browse photos, and play games. The comprehensive library currently offers more than 1500 widgets, making the mobile Internet experience more organized, personalized, and exciting.

WidSets is a handset manufacturer-independent service that brings the best bits of the Internet, such as communities, news, blogs, reviews, and weather reports straight to the mobile phone. It uses widgets to deliver up to date Internet content to mobile phones and enables the user to create their own widgets.

“WidSets service is free, and the easiest and most enjoyable way for mobile phone users to keep in touch with the content, blogs and communities they love because the service is constantly updated with feedback from the users,” said Mr. Ding Gang, Director, WidSets China team, Nokia Emerging Business Unit. “Nokia, by driving WidSets, wants to offer people a growing variety of ways to access and interact with the web from mobile devices.”

Please visit http://cn.widsets.com for more.

Mobiledu - Learning English on the go

The Mobiledu is China’s first interactive mobile learning service, integrating teaching material from a variety of educational organizations. The Mobiledu fully leverages the capabilities of mobile Internet, as the program makes interactive learning available anywhere and anytime with mobile phones.

“As the world leader in mobile communications, Nokia’s goal is to continuously bring new innovative applications to the market,” said Mr. Marko Vänskä, Director of Nokia Emerging Business Unit, China, “We have seen a big growth potential for mobile learning market in China. By working together with local partners along the ecosystem, Nokia strives to enrich the consumers’ learning experiences any time any where in a most convenient way with their mobile phones.”

Mobiledu advocates the concept of “Studying Together”, and provides rich text, graphics, and audio content. The new service creates a unique real time, interactive platform for studying.It enables users to lead more efficient and fulfilling lives, as users can study at any time or any place. Furthermore, users can access the online Mobiledu Community to obtain the latest learning content updates and, enjoy the mobile learning experiences out of the classroom from renowned teachers in China.

Mobiledu is courseware-based learning service which better caters to the learning habits of consumers. The program is supported and endorsed by various reputable education providers, including Foreign Language Teaching and Research Press, New Oriental Education, Dell English, 21st Century, and Trends Group. The Mobiledu program covers the highly demanded TOEFL and GRE vocabulary, provides practice exams, and includes trendy cultural content on subjects such as fashion, cosmetics, sports, and health.

Mobiledu targets to support most Nokia Series 40 and S60 platform based mobile phones and all other branded mobile phones that support KJava applications.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia, Greater China

Communications

Tel. +86 10 6539 2828

Nokia, Emerging Business Unit

Communications

Tel. +358 7180 45792

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 28, 2007

Nokia and Nokia Siemens Networks prepare for growth of telecommunications in Africa at CTO Roundtable

Telecommunications technology will in the coming years have a profound impact on many societies in Africa, contributing largely to the economic growth and wealth of millions of people on the continent.

This development, and issues related to the regulatory environment supporting the foreseen growth, will be the major themes of the Commonwealth Telecommunications Organisation’s (CTO) European-African Telecommunications Roundtable in Helsinki and Bonn, a meeting that will bring together leading decision makers from Africa, Europe and the telecoms industry.

Espoo, Finland - The CTO meeting will assemble high-level telecommunications officials from the organisation’s African member countries, with participants representing communications ministries and regulators from Ghana, Kenya, Namibia, Nigeria, Rwanda, South Africa, Tanzania, and Uganda. Officials from Finnish and German government and industry will also take part.

The roundtable is built around themes including the telecommunications ecosystem: the socio-economic impact of information and communication technology (ICT) and telecommunications, case studies from countries including Finland, and how similar development can be encouraged in New Growth Markets; and Europe-Africa cooperation, including European ICT initiatives in Africa and project financing.

Nokia Siemens Networks and Nokia are playing a key role in the meeting, contributing speakers and engaging in the dialogue that aims to increase understanding between the two continents, initiate concrete projects and lay the foundation for future discussions.

“While people around the world share the universal desire to connect with others, Nokia has dedicated itself to develop an unparalleled insight into the specific needs and aspirations of individuals in emerging markets. Less than a month ago, Nokia launched seven new phones based on this in-depth understanding, which are not only designed to be accessible to these consumers, but to also help spark development within the communities that they live and work,” said Veli Sundback, executive vice president of corporate relations and responsibility for Nokia.

“By 2015 we expect five billion people will be connected by wire and wirelessly from one end of the planet to the other, and the clear majority of these people will come from new growth markets in Asia and Africa. We are committed to connecting the world, and this event is an excellent opportunity to engage key stakeholders to help make this vision a reality,” said Lauri Kivinen, head of corporate affairs, Nokia Siemens Networks.

The CTO European/African Telecommunications Roundtable will run from May 28-31 in Helsinki, and then continues until June 1 in Bonn.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. The combined pro-forma net sales of €17.1 billion in fiscal year 2006 make Nokia Siemens Networks one of the largest telecommunications infrastructure companies. Nokia Siemens Networks has operations in some 150 countries and is headquartered in Espoo, Finland. It combines Nokia’s Networks Business Group and the carrier related businesses of Siemens Communications.

www.nokiasiemensnetworks.com

About the CTO

The work of the CTO goes back to its creation in 1901. It is an international development partnership between Commonwealth and non-Commonwealth governments, business and civil society organisations. It provides the international community with effective means to help bridge the digital divide and achieve social and economic development, by delivering to developing countries unique knowledge-sharing programmes in the use of information and communication technologies (ICT) in the specific areas of telecommunications, IT, broadcasting and the Internet. www.cto.int

Media Enquiries:

CTO

Toby Davies

Tel. +44 (0) 208 834 1578

Email: t.davies@cto.int

Nokia

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Email: press.office@nokia.com

Nokia Siemens Networks

Media relations

Tel. +358 7180 31451

Email: mediarelations@nsn.com

www.nokia.com

PRESS RELEASE

May 31, 2007

Nokia 8600 Luna: A definitive design statement with a touch of glass

The timeless beauty of glass highlights the latest evolution of Nokia's most coveted phone series

Espoo, Finland - Building upon a tradition of crafting its most unique and prestigious phones from trend-setting materials like chrome, stainless steel and titanium, Nokia today unveiled the Nokia 8600 Luna, which has been precision engineered from the same material that has inspired both artists and craftsmen for centuries- glass.

The melding of nearly opaque smoked glass with unique, soft-touch stainless steel makes the Nokia 8600 Luna as enchanting to behold as it is a joy to touch. Adding to its mysterious allure, a gentle keypad illumination pulsates from beneath the glass case while the phone awaits a call. Combined with the warmth of its glass and stainless steel body, this "heartbeat" transforms the Nokia 8600 Luna from an inanimate object into a trusted companion with an organic, virtually alive form. When a call does beckon, the signature slide movement is carefully balanced to smoothly raise the ergonomic keypad from within its glass cocoon.

“An obsession to every detail marked each step in the development process of the Nokia 8600 Luna. We took painstaking effort to ensure that the experience delivered by every surface - from the smoothness of glass against the face to the warmth of stainless steel in the palm to the superior tactile feedback of the keypad - would surpass any and all expectations," said Heikki Norta, Senior Vice President, Mobile Phones, Nokia. "Even the name holds special significance. Much like the Nokia 8600 Luna that we named in her honor, Luna, the goddess of moonlight, was often represented by the Romans as a mysteriously captivating beauty encircled in a soft, yet radiant light.”

The balance of aesthetics and ergonomics found in the design of the Nokia 8600 Luna continues in its well thought out feature set. Nokia's first use of a single micro-USB port not only allows for a streamlined design free of extraneous indentations, it allows owners to streamline common activities - like charging, audio and data connectivity - into a single connection. Quad-band GSM support also allows owners to easily stay connected while they are on the road, while the large, bright display is perfect for sharing images captured with the 2 megapixel camera.

The Nokia 8600 Luna is expected to be available during the 2nd quarter of 2007 at an estimated retail price of €700 before taxes and subsidies.

For more information, please visit www.nokia8600luna.com.

Press photos also available at www.nokia.com/press/photos.

Fact sheet available at www.nokia.com/A4140021.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 45753

Nokia Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

May 31, 2007

An artful fusion of materials and technology define new mid-range handsets

Nokia 6500 classic and Nokia 6500 slide wrap third-generation features in innovative, highly detailed designs

Espoo, Finland - Nokia today reaffirmed its leadership in driving the benefits of third generation technology to the mid-range market with the announcement of two new handsets, the Nokia 6500 classic and Nokia 6500 slide. Designed to be precisely balanced in the hand, with large keys and ergonomically correct dimensions and surfaces, both phones have been created with maximum usability in mind. Along with third generation WCDMA technology and sleek, contemporary designs, these new devices feature carefully engineered touches that help to ensure that the beauty endures.

“Nokia is a recognized trailblazer of the 3G revolution and a pioneer in the use of new and innovative materials for mobile phones. With the Nokia 6500 classic and Nokia 6500 slide, Nokia is skillfully combining these areas of expertise to deliver a compelling blend of design and technology at a mid-range price point," said Peter Ropke, Senior Vice President, Broad Appeal Business Unit, Nokia.  "While features like the aluminum "loop" structure of the Nokia 6500 classic or the Carl Zeiss optics found in the Nokia 6500 slide separate these devices from the pack, it is the skillful balance of features and style that will make them irresistible to customers.”

Nokia 6500 classic

Instantly recognizable by its seamless case crafted from 360 degrees of anodized aluminum, the Nokia 6500 classic is a 9.5mm thin statement of unsurpassed attention to detail. As an expression of individuality, each Nokia 6500 classic is individually polished, ensuring that no two phones are exactly alike, while diamond polishing used on the beveled display aperture and cold stamped logo demonstrate the highest levels of craftsmanship.

However, the attention to detail found in the Nokia 6500 classic is much more than skin deep. Featuring dual band 3G technology for fast and easy downloads and browsing and quad-band GSM for worldwide roaming, the Nokia 6500 classic delivers state-of-the-art connectivity options for the most demanding of customers. A full 1 GB of internal memory means that the Nokia 6500 classic has capacity for far more pictures, videos, contacts, songs, messages and other content than the vast majority of other mid-tier mobile phones.

Nokia's dedication to usability is also evident in the Nokia 6500 classic. The Nokia Series 40 interface, familiar to millions of users around the globe, provides easy access to the powerful feature set, including a 2 megapixel camera with dual LED flash and an integrated music player. Furthermore, a unified micro-USB connector simplifies charging, audio and data connectivity by consolidating them into a single compact port. This allows for the Nokia 6500 classic to be easily used as a high-capacity flash drive or to be charged directly from a laptop computer - all with one cable.

The Nokia 6500 classic is expected to be available during the 3rd quarter of 2007 at an estimated retail price of €320 before taxes and subsidies.

Nokia 6500 slide

Featuring an enthusiast-quality 3.2 megapixel camera with Carl Zeiss optics and the ability to easily share pictures, videos and even video calls on a television, the Nokia 6500 slide brings unsurpassed levels of imaging and sharing to the mid-range market. Additionally, the Nokia 6500 slide delivers a refined tactile experience with its elegant brushed stainless steel finish and smooth slide mechanism.

The 3.2 megapixel camera with Carl Zeiss optics found in the Nokia 6500 slide marks the first time that mid-range camera phone consumers have been able to experience the outstanding imaging capability of Carl Zeiss optics. The addition of autofocus, a dual LED flash and 8x digital zoom optimizes the Nokia 6500 slide for creating high-caliber images. Using the speed of 3G technology, these images and videos can be quickly shared with friends around the world, while the TV-out jack allows them to be instantly viewed on any television with standard RCA inputs. The TV-out feature can also be used to allow an entire group of people to simultaneously enjoy the fun of video calling.

Fashioned to stand apart from the crowd, the Nokia 6500 slide incorporates a number of design elements not often found in a mid-range device. Ensuring that the sophisticated brushed stainless steel body retains its timeless beauty, a unique hard coating helps to prevent scuffs, scratches, and even fingerprints. Precision engineering of the slide mechanism means that the Nokia 6500 slide feels solid in the hand, yet moves with a smooth, fluid action to create a decidedly upscale user impression.

The Nokia 6500 slide is expected to be available during the 3rd quarter of 2007 at an estimated retail price of €370 before taxes and subsidies.

For more information, please visit www.nokia6500series.com.

Press photos also available at www.nokia.com/press/photos.

Fact sheet available at www.nokia.com/A4140021.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 45753

Nokia Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 01, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel